September 24, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:                                                                             Exela Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 16, 2018

File No. 001-36788

Dear Ms. Thompson:

We hereby respond to the comment made by the Staff in your letter dated September 10, 2018 related to the above referenced filing of Exela Technologies, Inc. (the “Company” or “Exela”).  We appreciate the Staff’s comment.  For ease of reference, the Staff’s comment is repeated in italicized text below, immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business

Overview of Revenues, page 6

1. We note the description of your business model on pages 5 and 6, under this heading, within Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in the footnotes to your financial statements. We further note that the graphic on page 6 lists a large number of services that you provide, and you similarly list a large number of services that you provide when describing your ITPS segment under this heading. To make your disclosures about your business more meaningful, please tell us and revise future filings to more clearly disclose the most significant services provided by the ITPS segment. The current disclosure does not convey the relative significance of each service offered and may lead a reader to believe certain service offerings are more material to your revenue than they actually are. For each solution or service offered by the ITPS segment that materially contributes to your revenue, please tell us in more detail and revise future filings to more clearly disclose what comprises that solution or service and what your role is in providing that solution or service to your customer.

We appreciate the opportunity to provide more detail about our solutions and services.  Below is a description of the most significant services provided by the ITPS segment and our role in providing those services to our customers.

* * *

Exela provides onsite and offsite business process outsourcing enhanced by a suite of business process automation and digital engagement platforms.  Exela’s proprietary business automation tools and global footprint enable a hybrid onsite/offsite outsourcing model using a combination of digital platforms and knowledge workers to drive efficiency and quality throughout our customers’ business processes.

The ITPS segment provides a broad range of solutions and services designed to aid businesses in data aggregation, processing, decisioning, and distribution to customers primarily in the financial services, public sector, manufacturing, telecom, publishing, and retail industries.

EXELA TECHNOLOGIES, INC. | 2701 E GRAUWYLER RD, IRVING, TX 75061	| www.exelatech.com

The ITPS segment’s core offerings consist of:

Payment & Banking Solutions

•                  Exela offers mortgage and auto lending origination and servicing solutions for secured and unsecured lending, conforming and non-conforming mortgage lending, first and second charge, equity release, private banking and high net worth lending.  Exela can provide these services as an end-to-end solution or as an augmentation of existing lending processes. We add value by automating manual, repetitive processes to improve the speed and cost efficiencies within a compliant mortgage and lending completion process.

•                  Exela develops, uses, and sells proprietary remittance processing technology, providing our customers with a solution that easily consolidates business-to-business (“B2B”) and business-to-consumer (“B2C”) transactions across many payment channels into a single platform.

•                  Our banking solutions help organizations transform compliance, know your customer, and anti-money laundering checks into a competitive advantage, including accelerated digital onboarding, complex process automation, screening and monitoring and predictive analytics.

Public Sector Solutions

•                  Exela offers tax return processing solutions for many state departments of revenue, providing digital capabilities that reduce taxpayer refund waiting time, decrease the potential for tax fraud, and provide reports and data to all the departments to meet their objectives by serving the public. Exela also has the infrastructure in place to process paper checks, perform collection services, handle overflow taxpayer calls, provide e-filing for individual income tax, generate outbound taxpayer notification (traditional and/or electronic notifications), and host other developed solutions.

Finance & Accounting (F&A) Solutions

•                  Exela offers finance and accounting services across many industries. The procure-to-pay services and solutions forming part of our F&A services are hosted to serve our diverse customer base. These services and solutions enable Exela to facilitate the issuance of requisitions and purchase orders, receipt and processing of invoices, and the entering of data into accounting systems for B2B and B2C transactions.

•                  Exela’s electronic bill payment and presentment solution delivers constant and consistent processing across multiple payment types, enabling our customers to unite their payment operations and financial operations onto a single platform. Our solution provides an easy interchange between banks, our customers, and those they transact with, facilitating the composition, printing and mailing of bills, the corresponding payments, and handling of any exceptions that may follow.

* * *

We will revise future filings to reflect the disclosure of our most significant services consistent with the Staff’s request.

We trust that the foregoing has been responsive to your comment.  We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (203) 487-5402 if you have questions regarding our response or related matters.

Very truly yours,

Theresa K. Mohan
General Counsel and Secretary